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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )*

             PRIMESOURCE HEALTHCARE, INC. (F/K/A LUXTEC CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74159T 10 0
                                 --------------
                                 (CUSIP Number)

              LAURIER W. BEAUPRE, TESTA, HURWITZ & THIBEAULT, LLP,
                125 HIGH STREET, BOSTON, MA 02110 (617) 248-7860
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  JUNE 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     74159T 10 0                                     PAGE 2 OF 24 PAGES
-------------------------                                     ------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Coleman Swenson Hoffman Booth IV L.P.

        62-1728435
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                4,562,649
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,562,649
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,562,649
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

                               Page 2 of 24 pages

                                  SCHEDULE 13D

CUSIP NO.     74159T 10 0                                     PAGE 3 OF 24 PAGES
-------------------------                                     ------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        CSHB Ventures IV L.P.

        62-1728436
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                4,562,649
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,562,649
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,562,649
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

                               Page 3 of 24 pages

                                  SCHEDULE 13D

CUSIP NO.     74159T 10 0                                     PAGE 4 OF 24 PAGES
-------------------------                                     ------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Larry H. Coleman
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                4,562,649
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,562,649
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,562,649
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                               Page 4 of 24 pages

                                  SCHEDULE 13D

CUSIP NO.     74159T 10 0                                     PAGE 5 OF 24 PAGES
-------------------------                                     ------------------
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        W. David Swenson
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                4,562,649
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,562,649
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,562,649
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                               Page 5 of 24 pages

                                  SCHEDULE 13D

CUSIP NO.     74159T 10 0                                     PAGE 6 OF 24 PAGES
-------------------------                                     ------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        John T. Booth
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                4,562,649
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,562,649
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,562,649
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                               Page 6 of 24 pages

                                  Schedule 13D

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D amends a statement on Schedule 13D relating to Series C Convertible Preferred Stock, Series D Exchangeable Preferred Stock, and certain Warrants and Options convertible into, exchangeable for, or exercisable for, as the case may be, the Common Stock, $.01 par value per share (the "Common Stock"), of PrimeSource Heathcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer"), filed with the Securities and Exchange Commission on March 12, 2001.

         This Amendment No. 1 to Schedule 13D reports the acquisition of certain Units, comprised of (i) shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock") convertible into shares of Common Stock and (ii) a Warrant Exercisable for the purchase of Shares of Common Stock, pursuant to a Unit Purchase Agreement described further in Item 3 below. The principal executive offices of the Issuer are located at 3700 East Columbia Street, Suite 100, Tucson, AZ 85714. The Series E Convertible Preferred stock is convertible, subject to certain limitations, into shares of Common Stock on a 10-for-1 basis. The Warrant is exercisable, in whole or in part and subject to certain limitations, for the purchase of up to 500,000 shares of Common Stock.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Coleman Swenson Hoffman Booth IV L.P. ("CSHB IV"); CSHB Ventures IV L.P. ("Ventures IV"), which is the sole general partner of CSHB IV; and Messrs. Larry H. Coleman, W. David Swenson and John T. Booth (collectively, the "General Partners"). The General Partners are the individual general partners of Ventures IV. CSHB IV, Ventures IV and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

         (b) The address of the principal business office of each of the Reporting Persons is 237 Second Avenue South, Franklin, TN 37064.

         (c) The principal business of CSHB IV is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Ventures IV is to act as the sole general partner of CSHB
IV. The principal business of each of the General Partners is to act as a general partner of Ventures IV and as a principal of a number of affiliated entities with similar businesses.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of CSHB IV and Ventures IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 28, 2001, the Issuer, CSHB IV and others entered into a Unit Purchase Agreement providing for the purchase by CSHB IV of Units comprised of 100,000 shares of the Issuer's Series E Convertible Preferred Stock and a Warrant exercisable for the purchase of shares of the Issuer's Common Stock. The purchase price paid for the Units was $1,000,000 and was funded from Working Capital.

         Each share of the Issuer's Series E convertible Preferred Stock is convertible, subject to certain limitations, into ten (10) shares of the Issuer's Common Stock. The Warrant is exercisable, in whole or in part and

                               Page 7 of 24 pages
subject to certain limitations, for the purchase of up to 500,000 shares of the Issuer's Common Stock.

         If all shares of the Series E owned by CSHB IV were converted into Common Stock, the Option was exercised in full, and the Warrant was exercised in full for the greatest number of possible shares, CSHB IV would own 4,562,649 shares of Common Stock, or 36.7% of the outstanding shares of Common Stock (calculated on an as-converted, fully diluted basis).

Item 4.  PURPOSE OF TRANSACTION.

         CSHB IV acquired the 100,000 shares of Series E (and shares of Common Stock issuable upon conversion thereof) (collectively, the "Record Shares") for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, CSHB IV may dispose of or acquire additional securities of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) CSHB IV is the record owner of the Record Shares. As the sole general partner of CSHB IV, Ventures IV may be deemed to own beneficially all the Record Shares. As the individual general partners of Ventures IV, each of the General Partners also may be deemed to own beneficially all the Record Shares.

                  Each Reporting Person may be deemed to own beneficially 36.7% of the Common Stock, which percentage is calculated based upon common stock outstanding on an as-converted, fully diluted basis. Each of the Reporting Persons, except CSHB IV, disclaims beneficial ownership of the Record Shares, except to the extent of his or its pecuniary interest therein, if any.



                               Page 8 of 24 pages

         (b)      Regarding the number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           0 shares for each Reporting Person.

                  (ii)     shared power to vote or to direct the vote:

                           4,562,649 shares for each Reporting Person.

                  (iii)    sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person.

                  (iv)     shared power to dispose or to direct the disposition:

                           4,562,649 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares.

         (e)      Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Articles of Organization of the Issuer, a Co-Sale Agreement among the Issuer, CSHB IV and others and a Registration Rights Agreement among the Issuer, CSHB IV and others, CSHB IV has, under certain circumstances, (i) certain rights related to registration of the Common Stock when issued, (ii) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of license and other corporate events of the Issuer and (iii) certain rights of participation in future issuances of securities by the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit
   No.                      DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
   1.       Unit Purchase Agreement, dated as of June 28, 2001, by and among the purchasers listed on Schedule 1 thereto,
            incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on July
            11, 2001.
--------------------------------------------------------------------------------
   2.       Certificate of Vote of Directors establishing the Issuer's
            Series E Convertible Preferred Stock, dated as of June 27,
            2001, incorporated herein by reference to the Issuer's
            Form 8-K, filed with the Securities and Exchange
            Commission on July 11, 2001.
--------------------------------------------------------------------------------
   3.       Warrant, dated June 28, 2001, issued to CSHB IV by the
            Issuer.
--------------------------------------------------------------------------------
   4.       Registration Rights Agreement, dated as of March 2, 2001,
            by and among the Issuer and certain shareholders of the
            Issuer and certain Lenders to the Issuer, incorporated
            herein by reference to the Schedule 13D to which this
            Amendment No. 1 relates, filed by the Reporting Persons on
            March 12, 2001.
--------------------------------------------------------------------------------
   5.       Co-Sale Agreement, dated as of March 2, 2001, by and among the Issuer, CSHB IV and certain other shareholders of the
            Issuer, incorporated herein by reference to the Schedule
            13D to which this Amendment No. 1 relates, filed by the
            Reporting Persons on March 12, 2001.
--------------------------------------------------------------------------------
   6. Joint Filing Agreement by and among Coleman Swenson Hoffman Booth IV, L.P. and CSHB Ventures IV L.P.

                               Page 9 of 24 pages

--------------------------------------------------------------------------------
   7. Powers of Attorney appointing Larry H. Coleman as agent and attorney-in-fact for CSHB IV, incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on March 12, 2001.


                               Page 10 of 24 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2001

COLEMAN SWENSON HOFFMAN BOOTH IV L.P.

By:      CSHB Ventures IV L.P.
         General Partner

         By:      /s/ Larry H. Coleman
                  --------------------------
                  Larry H. Coleman
                  General Partner


CSHB VENTURES IV L.P.

By:      /s/ Larry S. Coleman
         -----------------------------------
         Larry H. Coleman
         General Partner

/s/ Larry H. Coleman
--------------------------------------------
Larry H. Coleman


         *
--------------------------------------------
W. David Swenson


         *
--------------------------------------------
John T. Booth

                                                /s/ Larry H. Coleman
                                                --------------------------------
                                                Larry H. Coleman
                                                on his own behalf and as
                                                attorney-in-fact


*This Schedule 13D/A was executed by Larry H. Coleman pursuant to Powers of Attorney filed with the Securities and Exchange Commission, which Powers of Attorney are incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on March 12, 2001 and copies of which are attached hereto as Exhibit 7.



                               Page 11 of 24 pages

                                  EXHIBIT INDEX

 Exhibit
   No.                            DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------

   1.       Unit Purchase Agreement, dated as of June 28, 2001, by and among the purchasers listed on Schedule 1 thereto,
            incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on July
            11, 2001.
--------------------------------------------------------------------------------
   2.       Certificate of Vote of Directors establishing the Issuer's
            Series E Convertible Preferred Stock, dated as of June 27,
            2001, incorporated herein by reference to the Issuer's
            Form 8-K, filed with the Securities and Exchange
            Commission on July 11, 2001.
--------------------------------------------------------------------------------
   3.       Warrant, dated June 28, 2001, issued to CSHB IV by the Issuer.
--------------------------------------------------------------------------------
   4.       Registration Rights Agreement, dated as of March 2, 2001,
            by and among the Issuer and certain shareholders of the
            Issuer and certain Lenders to the Issuer, incorporated
            herein by reference to the Schedule 13D to which this
            Amendment No. 1 relates, filed by the Reporting Persons on
            March 12, 2001.
--------------------------------------------------------------------------------
   5.       Co-Sale Agreement, dated as of March 2, 2001, by and among the Issuer, CSHB IV and certain other shareholders of the
            Issuer, incorporated herein by reference to the Schedule
            13D to which this Amendment No. 1 relates, filed by the
            Reporting Persons on March 12, 2001.
--------------------------------------------------------------------------------
   6. Joint Filing Agreement by and among Coleman Swenson Hoffman Booth IV, L.P. and CSHB Ventures IV L.P.
--------------------------------------------------------------------------------
   7. Powers of Attorney appointing Larry H. Coleman as agent and attorney-in-fact for CSHB IV, incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on March 12, 2001.



                               Page 12 of 24 pages

                                                                       EXHIBIT 3

                                     WARRANT

THE SECURITIES EVIDENCED BY THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (II) A VALID EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE AND FOREIGN SECURITIES LAWS WITH RESPECT TO SUCH SALE OR OFFER.

THE SECURITIES EVIDENCED BY THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF THE UNIT PURCHASE AGREEMENT, DATED AS OF JUNE 28, 2001, BY AND AMONG THE COMPANY AND THE PURCHASERS NAMED IN SCHEDULE I ATTACHED THERETO. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENT TO THE REGISTERED HOLDER HEREOF WITHOUT CHARGE.

                                                Number of shares of Common Stock
                                          for which this Warrant is exercisable:

                                                   Up to an aggregate of 500,000

Date of Issuance: June 28, 2001


                          PRIMESOURCE HEALTHCARE, INC.

                        WARRANT TO PURCHASE COMMON STOCK

          PrimeSource Healthcare, Inc., a Massachusetts corporation (the "Company"), for value received, hereby certifies that Coleman Swenson Hoffman Booth IV L.P., a Delaware limited partnership (the "Registered Holder"), is entitled at its option, subject to the terms set forth below, to purchase from the Company, at any time on or before the Expiration Date (as defined in SECTION
6), shares of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, pursuant to the provisions of this warrant (the "Warrant"). The shares purchasable upon exercise of this Warrant are sometimes referred to herein as the "Warrant Shares."

         1. PURCHASE PRICE. The Registered Holder shall be entitled to purchase Warrant Shares, subject to the terms set forth herein, at a purchase price per Warrant Share equal to $1.00 per share, subject to adjustment as set forth herein (the "Purchase Price").

                               Page 13 of 24 pages

         2. NUMBER OF SHARES OF COMMON STOCK FOR WHICH WARRANT MAY BE EXERCISED. This Warrant may be exercised, subject to the terms set forth herein, for up to an aggregate number of 500,000 shares of Common Stock, subject to adjustment as set forth herein.

         3. EXERCISE.

                  (a) EXERCISE EVENTS. This Warrant shall become exercisable immediately upon the date of issuance set forth above (the "Issue Date").

                  (b) MANNER OF EXERCISE. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant and the duly executed Notice of Exercise appended hereto as EXHIBIT A, at the principal office of the Company, or at such other office or agency as the Company may designate, together with payment in full of the Purchase Price payable in respect of the Warrant Shares purchased upon such exercise. The Purchase Price shall be paid to the Company by certified check or wire transfer of immediately available funds.

                  (c) NET ISSUE EXERCISE.

                        (i) In lieu of exercising this Warrant in the manner provided above in SECTION 3(b), the Registered Holder may elect to receive Warrant Shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election in which event the Company shall issue to such Registered Holder a number of Warrant Shares computed using the following formula, in full satisfaction of the Purchase Price thereof:

                              X =   Y (A - B)
                                    ---------
                                        A
Where        X =   The number of Warrant Shares to be issued to the Registered
                   Holder.
             Y =   The number of Warrant Shares purchasable under this
                   Warrant (at the date of such calculation).
             A =   The fair market value of one Warrant Share (at the
                   date of such calculation).
             B =   The Purchase Price (as adjusted to the date of such
                   calculation).

                           (ii) For purposes of this SECTION 3(c), the fair
market value of one Warrant Share on the date of calculation shall mean:

                           (A) If the Common Stock is traded on a securities exchange or the Nasdaq National Market, the fair market value shall be deemed to be the average of the high and low prices of the Common Stock on such exchange or market over the 5 business days ending immediately prior to the applicable date of valuation;

                               Page 14 of 24 pages

                           (B)  If the Common Stock is actively traded
over-the-counter (as evidenced by there being two or more market makers in the Common Stock), the fair market value shall be deemed to be the average of the high and low bid prices over the 30-day period ending immediately prior to the applicable date of valuation; and

                           (C)  If there is no active public market for the
Common Stock, the fair market value shall be the value as determined in good faith by the Company's Board of Directors upon a review of relevant factors, including due consideration of the Registered Holder's determination of the value of the Company.

                  (d) EFFECTIVE TIME OF EXERCISE. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant is surrendered to the Company and the Purchase Price paid as provided in SECTION 3(b), or if the Registered Holder has elected a net issue exercise in accordance with SECTION 3(c), immediately prior to the close of business on the day on which this Warrant is surrendered to the Company (in either case, the "Effective Time"). Subject to SECTION 5(a), at such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable, shall be deemed to have become the holder or holders of record of the Warrant Shares evidenced by such certificates.

                  (e) DELIVERY TO REGISTERED HOLDER. Subject to SECTION 5(a), as soon as practicable after the exercise of this Warrant, and in any event within twenty (20) business days thereafter, the Company shall cause to be issued in the name of, and delivered to, the Registered Holder, or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct:

                           (i)  a certificate or certificates evidencing the
number of Warrant Shares to which such Registered Holder shall be entitled, and

                           (ii) in case of a partial exercise, a new warrant
of like tenor, calling in the aggregate on the face thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares in respect of which the Warrant has been previously exercised.

                  (f) The Company hereby acknowledges that exercise of this Warrant by the Registered Holder may subject the Company and/or the Registered Holder to the filing requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and that the Registered Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date (as defined herein) the Registered Holder has sent the Notice of Exercise to Company and the Registered Holder, after taking all required actions, including the filing of any documents and the payment of any fees, has not been able to complete the exercise of this Warrant prior to the Expiration Date solely because of HSR Act Restrictions, the Registered Holder shall be entitled to complete the process of exercising this Warrant in accordance with the procedures contained herein

                               Page 15 of 24 pages
notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date.

         4.       ADJUSTMENTS.

                  (a) STOCK SPLITS AND DIVIDENDS. If, on or following the Issue Date, the Common Stock of the Company shall be subdivided into a greater number of shares or a dividend in shares of Common Stock shall be paid in respect of the Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced, such reduction to be rescinded if at the effective time of exercise of the Warrant such stock split or dividend has not yet been effected. If the outstanding Common Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased, such increase to be rescinded if at the effective time of exercise of the Warrant such combination has not yet been effected.

                  (b) ADJUSTMENT TO NUMBER OF SHARES. When an adjustment to the Purchase Price is required to be made pursuant to SECTION 4(a), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be adjusted to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

                  (c) RECLASSIFICATION, ETC. In case of any reclassification or change of the outstanding securities of the Company, or of any reorganization or merger of the Company or sale of all or substantially all of the Company's assets (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case, the Registered Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, reorganization or merger, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Registered Holder would have been entitled upon such consummation if such Registered Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in this SECTION 4; and in each such case, the terms of this SECTION 4 shall be applicable to the shares of stock or other securities properly receivable upon the exercise of this Warrant after such consummation. Notwithstanding the foregoing, if this SECTION 4(c) would entitle the Registered Holder to receive consideration other than cash or marketable securities, then the Registered Holder shall instead be entitled to receive cash in an amount equal to the fair market value of the property that such Registered Holler would have been entitled to receive but for this sentence, as determined by the Company's Board of Directors.

                               Page 16 of 24 pages

                  (d) ADJUSTMENT OF PRICE UPON ISSUANCE OF COMMON STOCK. Except as provided in SECTION 4(e), if and whenever the Company shall issue or sell, or is, in accordance with SECTION 4(d)(1) through 4(d)(7), deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Purchase Price for the Warrant Shares in effect immediately prior to the time of such issue or sale, then, forthwith upon such issue or sale, the Purchase Price shall be reduced to the price equal to the lowest price at which such shares of Common Stock were issued or sold, or deemed to have been issued or sold.

                  For purposes of this SECTION 4(d), the following SECTIONS 4(d)(1) to 4(d)(7) shall also be applicable:

                  (1) ISSUANCE OF RIGHTS OR OPTIONS. In case at any time the Company shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, its capital stock or any stock or debt or equity security convertible into or exchangeable for its capital stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion and exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Purchase Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in SECTION 4(d)(3), no adjustment of the Purchase Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities.

                  (2) ISSUANCE OF CONVERTIBLE SECURITIES. In case the Company shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the Conversion or exchange thereof, by

                               Page 17 of 24 pages

(ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Purchase Price in effect immediately prior to the time such issue or sale, then the total maximum number of Shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding; PROVIDED, that (a) except as otherwise provided in SECTION 4(d)(3), no adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Purchase Price have been or are to be made pursuant to other provisions of this SECTION 4(d), no further adjustment of the Purchase Price shall be made by reason of such issue or sale.

                  (3) CHANGE IN OPTION PRICE OR CONVERSION RATE. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in SECTION 4(d)(1), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in SECTION 4(d)(1) or 4(d)(2), or at the rate at which Convertible Securities referred to in SECTION 4(d)(1) or 4(d)(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Purchase Price in effect at the time of such event shall forthwith be readjusted to the Purchase Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; PROVIDED, HOWEVER, that no adjustment pursuant to this SECTION 4(d)(3) shall result in an increase in the Purchase Price; PROVIDED, FURTHER, that no termination of any such Option or any such right to convert or exchange such Convertible Securities shall result in any change in the Purchase Price.

                  (4) STOCK DIVIDENDS. In case the Company shall pay a dividend or make any other distribution upon any stock of the Company payable in Common Stock, Options, or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to be issued or sold without consideration.

                  (5) CONSIDERATION FOR STOCK. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefore shall be deemed to be the amount received by the Company therefore, net of any of expenses incurred and any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, net of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together

                               Page 18 of 24 pages
comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration.

                  (6) RECORD DATE. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the payment of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                  (7) TREASURY SHARES. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purpose of this SECTION 4(d).

                  (E) CERTAIN ISSUES OF COMMON STOCK EXCEPTED. Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Purchase Price as a result of the issuance of Common Stock pursuant to the exercise or conversion of Convertible Securities and Options outstanding on the Issue Date.

                  (F) ADJUSTMENT NOTICE. When any adjustment is required to be made pursuant to this SECTION 4, the Company shall send to the Registered Holder a notice setting forth (i) a brief statement of the facts requiring such adjustment, (ii) the Purchase Price after such adjustment and (iii) the kind and amount of stock or other securities or property into which this Warrant shall be exercisable after such adjustment.

         5.       TRANSFERS.

                  (a) UNREGISTERED SECURITY. The Registered Holder of this Warrant acknowledges that this Warrant and the Warrant Shares have not been registered under the Act, and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Shares, other than to an Affiliate (as defined in the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), in the absence of (i) an effective registration statement under the Act as to this Warrant or such Warrant Shares and registration or qualification of this Warrant or such Warrant Shares under any applicable U.S. federal or state securities laws then in effect or (ii) a valid exemption from registration under the Act and applicable state and foreign securities laws with respect to such sale or offer. Each certificate or other instrument for Warrant Shares issued upon the exercise of this Warrant shall bear a legend substantially to the foregoing effect.

                               Page 19 of 24 pages

                  (b) TRANSFERABILITY. This Warrant and the Warrant Shares issuable upon exercise of this Warrant may not be sold, assigned, transferred, encumbered or in any manner disposed of, except in compliance with the terms of the Unit Purchase Agreement, dated as of June 28, 2001, by and among the Company and the purchasers named in SCHEDULE I attached thereto. The Clerk of the Company will upon written request furnish a copy of such agreement to the Registered Holder hereof without charge.

         6. TERMINATION. This Warrant and the rights hereunder shall terminate on June 28, 2011 (the "Expiration Date").

         7. RESERVATION OF STOCK. The Company will at all times reserve and keep available for issuance upon the exercise of this Warrant sufficient shares of Common Stock.

         8. NOTICES. Any notice required or permitted by this Warrant shall be in writing and shall be deemed given when sent, if delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight
(48) hours after being deposited in the regular mail as certified or registered mail with postage prepaid, addressed (a) if to the Registered Holder, to the address of the Registered Holder most recently furnished in writing to the Company and (b) if to the Company, to the address set forth below or as subsequently modified by written notice to the Registered Holder.

         9. NO RIGHTS AS STOCKHOLDER. Until the Effective Time, the Registered Holder of this Warrant shall not have or exercise any rights as a stockholder of the Company solely by virtue of its rights hereunder.

         10. NO FRACTIONAL SHARES. No fractional shares will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one Warrant Share on the date of exercise, as determined in accordance with the procedures set forth in
SECTION 3(c)(ii).

         11. MISCELLANEOUS. Any term of this Warrant may be amended or waived only by an instrument in writing signed by the party against which enforcement of the amendment or waiver is sought. The headings in this Warrant are descriptive only and shall not limit or otherwise affect the meaning of any provision of this Warrant. This Warrant shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

                               Page 20 of 24 pages

                                                 PRIMESOURCE HEALTHCARE, INC.


                                                 By: /s/ James L. Hersma
                                                    ----------------------------
                                                 Name:  James L. Hersma
                                                 Title: President and CEO

                                                 Address:


                               Page 21 of 24 pages

                                                                       EXHIBIT A

                               NOTICE OF EXERCISE

To:      PrimeSource Healthcare, Inc.

         The undersigned hereby irrevocably, subject to the terms and conditions contained in the attached Warrant, elects to purchase [___,___,___] shares of Common Stock (the "Warrant Shares") of PrimeSource Healthcare, Inc. (the "Company"), pursuant to the provisions of the attached Warrant, and tenders herewith payment of the purchase price for such Warrant Shares in full, by certified check or wire transfer of immediately available funds, unless the undersigned has elected a net issue exercise (below) in accordance with Section 3(c) of the attached Warrant, in which case the Company's issuance of the number of Warrant Shares provided in Section 3(c) of the attached Warrant shall be in full satisfaction of the purchase price of such Warrant Shares.

         In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Warrant Shares are being acquired solely for the account of the undersigned, and the undersigned will not offer, sell or otherwise dispose of any of the Warrant Shares in contravention of Section 5 of the attached Warrant.

         Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below.



                                     (Name)



                                     (Name)


         Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below:



                                     (Name)


(Date)                             (Signature)


ELECTION OF NET ISSUE EXERCISE UNDER SECTION 3(c) OF THE ATTACHED WARRANT

Yes [ ]             No  [ ]

                               Page 22 of 24 pages

                                                                       EXHIBIT 6

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1 (f) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any amendments thereto need be filed with respect to the ownership by each of the undersigned of shares of stock of PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation).

         EXECUTED this 16th day of August, 2001.

COLEMAN SWENSON HOFFMAN BOOTH IV L.P.

By:      CSHB Ventures IV L.P.
         General Partner

         By:      /s/ Larry H. Coleman
                  ---------------------------
                  Larry H. Coleman
                  General Partner

CSHB VENTURES IV L.P.

By:      /s/ Larry H. Coleman
         ------------------------------------
         Larry H. Coleman
         General Partner

/s/ Larry H. Coleman
---------------------------------------------
Larry H. Coleman

         *
---------------------------------------------
W. David Swenson

         *
---------------------------------------------
John T. Booth

                                                  /s/ Larry H. Coleman
                                                  ------------------------------
                                                  Larry H. Coleman
                                                  on his own behalf and as
                                                  attorney-in-fact


* This Agreement was executed by Larry H. Coleman pursuant to Powers of Attorney filed with the Securities and Exchange Commission, which Powers of Attorney are incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Persons on March 12, 2001 and copies of which are attached hereto as Exhibit 7.



                               Page 23 of 24 pages

                                                                       EXHIBIT 7

                               POWERS OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Larry H. Coleman, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of March, 2001. hereof.




/s/ W. David Swenson
--------------------------------------------
W. David Swenson


/s/ John T. Booth
--------------------------------------------
John T. Booth



                               Page 24 of 24 pages